UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41115

GENENTA SCIENCE S.P.A.

(Translation of registrant’s name into English)

Via dell’Annunciata 31

20121 Milan, Italy

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K, including Exhibit 10.1, is incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 333-271901).

Other Events

Closure of Genenta Science, Inc.

The Board of Directors of Genenta Science S.p.A. (the “Company”) has decided to cease operations in the United States and close its wholly owned subsidiary, Genenta Science, Inc., a Delaware corporation. The decision to close the subsidiary was made following a strategic review of the Company’s global operations, its strategic decision to build an industrial aggregator in Italy and Europe, and reflects management’s ongoing efforts to streamline its business, reduce costs, and focus on core markets. The subsidiary was created envisioning eventual clinical trials in the United States, and to employ key members of the Genenta team, which no longer aligns with the Company’s long-term strategic priorities.

The Company expects the closure process to be substantially completed by July 31, 2026, subject to local regulatory requirements. The Company anticipates incurring minimal one-time charges in connection with the closure. The closure is not expected to have a material adverse effect on the Company’s overall financial position or liquidity.

Consulting Agreement for CFO

Due to the closure of Genenta Science, Inc., the Company has decided that Richard B. Slansky, who has served as the Company’s Chief Financial Officer, and who is the only remaining employee of Genenta Science, Inc., will transition from an employment role to a consulting role with the Company, effective June 1, 2026. In this consulting capacity, Mr. Slansky will continue as the Company’s principal financial and accounting officer.

In connection with this transition, the Company and Mr. Slansky have entered into a consulting agreement (the “Binding Consulting Agreement”) pursuant to which Mr. Slansky will provide advisory services to the Company, including assisting and facilitating relevant auditing activities, banking tasks, required compliance issues, legal actions, and other actions and events normally performed by a public company’s Chief Financial Officer. The Binding Consulting Agreement has a term of 12 months, unless earlier terminated in accordance with its terms.

Under the Binding Consulting Agreement, Mr. Slansky will receive a consulting fee plus certain healthcare reimbursements and will be eligible for additional compensation, such as performance bonuses or equity grants, at the discretion of the Board of Directors. The agreement also includes customary provisions relating to confidentiality, intellectual property, and non-competition/non-solicitation.

In connection with the transition, Mr. Slansky’s employment agreement with the Company will be terminated on June 1, 2026, by mutual agreement, and Mr. Slansky will not receive any severance or other payments outside of those stipulated in the Binding Consulting Agreement. The Company thanks Mr. Slansky for his continued contributions and looks forward to benefiting from his expertise in an advisory capacity.

The foregoing description of the Binding Consulting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Binding Consulting Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 6-K (this “Report”) and is incorporated by reference herein.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of applicable securities laws, including statements regarding the expected duration and scope of the consulting arrangement. These statements are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially. The Company undertakes no obligation to update these forward-looking statements except as required by law.

SUBMITTED HEREWITH

Attached to this Report for the month of April 2026, and incorporated by reference herein, is:

Exhibit No.	Description
10.1*	Binding Consulting Agreement dated April 24, 2026, between the Company, and Richard B. Slansky.

* Certain portions of this exhibit (indicated with “[***]”) have been redacted in accordance with Item 601(b)(10)(iv) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENENTA SCIENCE S.P.A.

By:	/s/ Pierluigi Paracchi
Name:	Pierluigi Paracchi
Title:	Chief Executive Officer

Dated: April 28, 2026